Exhibit 99.3

福建省福州市台江区望龙二路1号国际金融中心（IFC）37层（350005）

电话：+86-591-87850803 传真：+86-591-87816904

37/F, IFC, No.1, Wanglong 2nd Avenue, Taijiang District, Fuzhou, Fujian 350005 P. R. China

Tel: +86-591-87850803 Fax: +86-591-87816904

TO:	Golden Heaven Group Holdings Ltd.
Fourth Floor, Harbour Place,
103 South Church Street, P.O. Box 10240,
Grand Cayman KY1-1002, Cayman Islands

March 7, 2025

Re: PRC Legal Opinion for Certain Legal Matters of Golden Heaven Group Holdings Ltd

We are acting as the People’s Republic of China (the “PRC,” which for the purpose of this legal opinion, does not include Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan) legal adviser to Golden Heaven Group Holdings Ltd (the “Company”), in connection with the Company’s resale of a certain number of Class A Ordinary Shares, par value $0.005 per share pursuant to the Company’s registration statement on Form F-1, including all amendments and supplements thereto (the “Registration Statement”), filed by the Company with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933 as amended.

We are licensed lawyers in the PRC and are authorized by the Ministry of Justice of the PRC to issue legal opinions in relation to the above matters in accordance with the published and publicly available PRC laws, regulations, rules and judicial interpretations announced by the PRC Supreme People’s Court (collectively the “PRC Laws”), such licenses and authorization of which have not been revoked, suspended, restricted, or limited in any manner whatsoever (the “Opinion”).

A.	Documents Examined, Definition and Information Provided

In connection with this opinion letter, we have examined copies, certified or otherwise identified to our satisfaction, of documents provided by the Company, the Registration Statement and the Prospectus, corporate records, certificates, approvals, and such other documents and other instruments as we have deemed necessary for the purpose of rendering this opinion, including, without limitation, originals or copies of the certificates issued by the PRC Government Authorities (as defined below) and certificates issued by officers of the Company. All of these documents are hereinafter collectively referred to as the “Documents.”

Unless the context of this opinion otherwise provides, the following terms in this opinion shall have the meanings set forth below:

“Government Authorizations” means all government authorizations, consents, waivers, sanctions, certificates, authorizations, filings, registrations, exemptions, permissions, endorsements, annual inspections, qualifications, and licenses required by applicable PRC Laws.

“Golden Heaven HK” means Golden Heaven Management Ltd., which is a limited liability company formed in Hong Kong.

“Golden Heaven WOFE” means Nanping Golden Heaven Amusement Park Management Co., Ltd., which is a limited liability company formed in China.

“Nanping Jinsheng” means Nanping Jinsheng Amusement Management Ltd., which is a limited liability company formed in China.

“Changde Jinsheng” means Changde Jinsheng Amusement Development Co., Ltd., which is a limited liability company incorporated in China.

“Qujing Jinsheng” means Qujing Jinsheng Amusement Investment Co., Ltd., which is a limited liability company incorporated in China.

“Tongling Jinsheng” means Tongling Jinsheng Amusement Investment Co., Ltd., which is a limited liability company incorporated in China.

“Yuxi Jinsheng” means Yuxi Jinsheng Amusement Development Co., Ltd., which is a limited liability company incorporated in China.

“Yueyang Jinsheng” means Yueyang Jinsheng Amusement Development Co., Ltd., which is a limited liability company incorporated in China.

“Mangshi Jinsheng” means Mangshi Jinsheng Amusement Park Co., Ltd., which is a limited liability company incorporated in China.

“PRC Subsidiaries” means, collectively, Golden Heaven WOFE, Changde Jinsheng, Qujing Jinsheng, Tongling Jinsheng, Yuxi Jinsheng, Yueyang Jinsheng and Mangshi Jinsheng, which are companies incorporated in accordance with the PRC Laws.

“CSRC” means the China Securities Regulatory Commission; and

“Prospectus” means the prospectus, including all amendments and supplements thereto, that forms part of the Registration Statement.

Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement and the Prospectus.

B.	Assumptions

In our examination of the aforesaid Documents, we have assumed, without independent investigation and inquiry that:

1.	all signatures, seals and chops are genuine and were made or affixed by representatives duly authorized by the respective parties, all natural persons have the necessary legal capacity, all Documents submitted to us as originals are authentic, and all Documents submitted to us as certified or photo static copies conform to the originals;

2.	no amendments, revisions, modifications or other changes have been made with respect to any of the Documents after they were submitted to us for the purposes of this opinion; and

3.	each of the parties to the Documents (except that we do not make such assumptions about the PRC Subsidiaries) is duly organized and validly existing in good standing under the laws of its jurisdiction of organization and/or incorporation, and has been duly approved and authorized where applicable by the competent governmental authorities of the relevant jurisdiction to carry on its business and to perform its obligations under the Documents to which it is a party.

In expressing the opinions set forth herein, we have relied upon the factual matters contained in the representations and warranties set forth in the Documents.

C.	Opinion

Based upon the foregoing, we are of the opinion that:

1.	With respect to the M&A Rules

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce (“MOC”), the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the State Administration for Foreign Exchange, and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. M&A Rules require, (i) the merger and acquisition of a domestic enterprise with or by a domestic enterprise or individual, that has related party relationship with the target company, in the name of an overseas company legitimately incorporated or controlled by the domestic enterprise, enterprise or individual, shall be subject to examination and approval by MOC; and (ii) offshore special purpose vehicles, or SPVs, formed for the purpose of acquiring PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Golden Heaven WFOE was originally established by the Company as a foreign-invested enterprise. On December 30, 2020, Golden Heaven WFOE acquired 100% equity interests of Nanping Jinsheng (the “Acquisition”) and held the following six PRC operating entities indirectly: (i) Changde Jinsheng, (ii) Qujing Jinsheng, (iii) Tongling Jinsheng, (iv) Yuxi Jinsheng, (v) Yueyang Jinsheng and (vi) Mangshi Jinsheng (collectively, the “Six PRC Operating Entities”). On March 30, 2021, Golden Heaven WFOE acquired from Nanping Jinsheng 100% equity interests of the Six PRC Operating Entities. As a result, the Six PRC Operating Entities became wholly owned subsidiaries of Golden Heaven WFOE. Nanping Jinsheng had become a sino-foreign equity joint venture, instead of a domestic enterprise before the Acquisition. Therefore, the M&A Rules do not apply to the Company, and no approval from the MOC is required for the Acquisition.

2.	Taxation

The statements set forth under the caption “Material Income Tax Considerations” in the Registration Statement and the Prospectus, insofar as they constitute statements of PRC tax law, are accurate in all material respects and that such statements constitute our opinion, and insofar as related to PRC Laws nothing has been omitted from such statements which would make the same misleading in all material respects.

3.	Enforceability of Civil Procedures

The recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against the Company or its directors and officers, if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

4.	Licenses and Permits

The PRC Subsidiaries have received from the PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied as of the date of this opinion letter. Such permits and licenses include Business License, Special Equipment Registration for Service and Food Business License.

5.	Cybersecurity Review, Personal Information Protection and Overseas Listing Rules

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated and took effect on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

Neither the Company nor any of its PRC Subsidiaries are expected to be subject to cybersecurity review, since the Company and its PRC Subsidiaries do not meet the definition of the “operator of critical information infrastructure” (“CIIO”) or “online platform operator” and do not possess personal information of over one million users. As of the date of this opinion letter, as confirmed by the Company in writing, neither the Company nor any of its PRC Subsidiaries have received any notice from any authorities identifying the Company or any of its PRC Subsidiaries as a CIIO or requiring the Company or any of its PRC Subsidiaries to undertake a cybersecurity review or otherwise been involved in any investigations on cybersecurity review initiated by the Cyberspace Administration of China.

On August 20, 2021, the Standing Committee of the National People’s Congress passed the Personal Information Protection Law of the PRC (the “PIPL”), which became effective on November 1, 2021. The PIPL requires that critical information infrastructure operators, as well as processors who process personal information that reaches a certain threshold, must store personal information within the territory of China. Where cross-border transfer of personal information is indeed necessary, such transfer must pass a security assessment organized by the Cyberspace Administration of China (“CAC”). Other personal information processors may conduct cross-border transfer of personal information upon satisfying one of the following requirements: (i) passing the security assessment by the CAC; (ii) obtaining certification of data security by a professional body recognized by the CAC; (iii) entering into an agreement with the overseas recipient with provisions governing the rights and obligations of the parties based on a template contract to be released by the CAC; or (iv) other requirements as provided by relevant laws and regulations. As of the date of this opinion letter, the PRC Subsidiaries have not carried out the activities of providing personal information outside the territory of the PRC. The Company and the PRC Subsidiaries are compliant with the PIPL.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, and collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), which stipulate that Chinese-based companies, or the issuer, shall fulfill the filing procedures after the issuer makes an application for initial public offering and listing in an overseas market, and certain overseas offering and listing such as those that constitute a threat to or endanger national security, as reviewed and determined by competent authorities under the State Council in accordance with law, may be prohibited under the Draft Rules Regarding Overseas Listing. On February 17, 2023, with the approval of the State Council, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which will come into effect on March 31, 2023. According to the Trial Measures, among other requirements, (1) domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedures with the CSRC; if a domestic company fails to complete the filing procedures, such domestic company may be subject to administrative penalties; and (2) where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and such filings shall be submitted to the CSRC within three business days after the submission of the overseas offering and listing application. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (1) on or prior to the effective date of the Trial Measures, domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) a six-month transition period will be granted to domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges, but have not completed the indirect overseas listing; if domestic companies fail to complete the overseas listing within such six-month transition period, they shall file with the CSRC according to the requirements; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies with contractual arrangements which duly meet the compliance requirements, and support the development and growth of these companies.

Given that the number of Ordinary Shares issued and outstanding of the Company will not change after this offering, this offering does not fall under the Trial Measures. The Company is not required to complete filing procedure with the CSRC under the Trial Measures for the offering of its Ordinary Shares after the submission of this offering application.

6.	Employment and Social Welfare

Under the Labor Contract Law of the PRC and the Regulations on Implementation of the Labor Contract Law of the PRC, a written labor contract should be concluded to establish a labor relationship. As of the date of this opinion letter, the PRC Subsidiaries have signed labor contracts with all of the employees, and there have not been any notifications of any non-compliance.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing provident funds for their employees. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the outstanding social insurance contributions within the deadline and may be liable to pay a late payment fee which equals to 0.05% of the outstanding amount for each day of delay. The employer also may be liable to pay a fine from one to three times the amount of the outstanding contributions if it fails to make such payments. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline.

As of the date of this opinion letter, the PRC Subsidiaries did not pay social insurance contributions and housing provident fund contributions in full for all of the employees. No administrative actions, fines or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by the PRC subsidiaries to settle the outstanding amount of social insurance contributions and housing provident fund contributions.

7.	Legal Proceedings

The PRC Subsidiaries have been subject to various legal proceedings. These proceedings and outstanding payment liabilities do not materially adversely affect the business of the PRC subsidiaries, or financial condition and results of operations of the Company.

8.	Theme Park Project Approval Regime

In March 2018, the National Development and Reform Commission (the “NDRC”) and certain other relevant authorities jointly promulgated Certain Opinions on Regulating the Development of Theme Parks (the “Theme Park Opinions”), which establish theme parks as parks which are constructed for the purpose of profit-making, reach a certain level of land occupancy and capital investment, operate in an enclosed manner with one or more specific cultural and tourist themes, and provide visitors with paid leisure experiences and cultural and entertainment products or services, which include amusement parks with large amusement facilities. The Theme Park Opinions classify theme parks into three categories according to the size and investment scale of the parks.

Two of the amusement parks that are operated by the PRC subsidiaries, Tongling West Lake Amusement World and Yueyang Amusement World, fulfill the standard of small- and medium-sized theme parks. Therefore, these two parks are subject to the approval of the NDRC’s provincial counterparts. The other four parks managed by the PRC Subsidiaries are not subject to the Theme Park Opinions. As of the date of this opinion letter, both Tongling West Lake Amusement World and Yueyang Amusement World failed to gain the approval of the NDRC’s provincial counterparts and applications for their approval were filed only with the NDRC’s city counterparts, because the relevant government authorities had the misunderstanding that these two parks were not subject to the Theme Park Opinions. As of the date of this opinion letter, these two parks have not received any administrative action, fine or penalty from the relevant government authorities with respect to such non-compliance.

9.	Environmental Protection

As of the date of this opinion letter, the PRC Subsidiaries have provided the required environmental impact assessments to the relevant government authorities. None of the PRC Subsidiaries have received any notice of noncompliance by any relevant government authorities.

10.	Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter into a written lease contract containing provisions such as the term of the lease, the intended use of the premises, the respective parties’ liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department.

As of the date of this opinion letter, all of the PRC subsidiaries’ offices and parks are located on leased real property. The PRC Subsidiaries are entitled to occupy and use such property pursuant to relevant agreements with lessors. All such lease agreements have not been registered with the relevant government authorities in compliance with the PRC laws and regulations. However, such non-compliance will neither affect the validity of the lease agreements nor affect the PRC subsidiaries’ business.

11.	Statements in the Prospectus

The statements in the Prospectus under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Enforceability of Civil Liabilities,” “Use of Proceeds,” “Regulations,” “Management,” “Taxation,” “Dividend Policy,” and “Legal Matters,” insofar as such statements constitute summaries of the PRC legal matters, documents or proceedings referred to therein, in each case to the extent, and only to the extent, governed by PRC Laws, fairly present the information and summarize in all material respects the matters referred to therein; and such statements are true and accurate in all material aspects, and correctly set forth therein, and nothing has been omitted from such statements which would make the same misleading in any material respect.

D.	Consent

We hereby consent to the use of our name under the captions “Prospectus Summary,” “Risk Factors,” “Enforceability of Civil Liabilities,” “Legal Matters,” and elsewhere in the Registration Statement and the Prospectus.

This opinion letter relates only to PRC Laws and we express no opinion as to any laws other than PRC Laws. PRC Laws referred to herein are laws currently in force as of the date of this opinion letter and there is no guarantee that any of such PRC Laws, or the interpretation thereof or enforcement therefor, will not be changed, amended or revoked in the immediate future or in the longer term with or without retroactive effect.

We hereby consent to the use of this opinion letter in, and the filing hereof as an exhibit to, the Registration Statement. In giving such consent, we do not thereby admit that we fall within the category of the person whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Very truly yours,

/s/ ZHANG, BIWANG
ZHANG, BIWANG

ALLBRIGHT LAW OFFICES (FUZHOU)